Encana delivers basin-leading well performance and lowers costs in the first quarter

Calgary, Alberta (May 3, 2016) TSX, NYSE: ECA

Encana built on its track record of strong operational and financial performance through the first quarter. The company delivered basin-leading well results and drilling and completions costs in its core four assets. Encana took decisive steps to further lower its corporate costs and reduce long-term debt. Highlights include:

•	company on track to meet or beat 2016 guidance announced in February
•	total production of 383,400 barrels of oil equivalent per day (BOE/d)
•	core four assets contributed 269,100 BOE/d, or 70 percent of total production
•	reduced drilling and completions costs in core four assets by between 22 and 44 percent compared to 2015 average
•	reduced general administrative costs by over 20 percent compared to the previous quarter, excluding restructuring and long-term incentive costs
•	on track to deliver $550 million in year-over-year cost savings
•	launched and completed successful tender offers to retire $489 million of senior notes

“The quality of our core four assets, combined with increased capital efficiency and operational innovation, are delivering basin-leading performance, enhancing our competitiveness and contributing to cash flow,” said Doug Suttles, Encana President & CEO. “Our teams are drilling some of the fastest, highest performing and lowest cost wells in our core four assets and we continue to find greater efficiency in every part of the business. We are on track to deliver $550 million of year-over-year cost savings.”

Basin-leading well performance and continued capital efficiency

During the first quarter, Encana’s internal analysis and independent third-party research indicates the company is delivering well performance among the top of its peer groups in its core four assets. The company reduced its average Permian and Eagle Ford drilling and completion costs by 24 and 44 percent respectively, compared to its 2015 average and has already exceeded its 2016 cost reduction targets.

In the Duvernay, Encana reduced its average drilling and completion costs by 35 percent compared to its 2015 average and the company has around 65 percent of the play’s top 40 performing wells, based on 180-day initial production rates. Encana continues to unlock the condensate potential in the Montney, with recent Pipestone wells significantly exceeding liquids expectations. Recent condensate-rich wells in Dawson South and Tower are outperforming type curves. The company lowered its average Montney drilling and completion costs by 22 percent compared to the 2015 average and has already exceeded its 2016 cost reduction target.

Proactive financial management lowers costs and enhances cash flow

Encana continued to proactively manage its balance sheet in the first quarter by launching and completing successful tender offers to purchase some of its outstanding senior notes. As a result, the company retired $489 million of its senior notes at a cost of $400 million, excluding accrued and unpaid interest. Encana expects annual interest expense savings associated with its early retirement of senior notes to be around $30 million, or around $680 million undiscounted over the life of the acquired notes, before tax and borrowing costs. The tender offers complement Encana’s proactive $2 billion debt reduction in 2015.

During the quarter, Encana lowered its general and administrative expense by over 20 percent compared to the previous quarter (excluding restructuring and long-term incentive costs). The company is on track

Encana Corporation

to deliver $550 million in year-over-year cost efficiencies in 2016 and expects the full-year benefit of these savings will be even greater in 2017. The company has hedged approximately 75 percent of expected 2016 oil and condensate production and 85 percent of expected natural gas production for the remainder of the year, providing significant cash flow protection.

First quarter results

Encana’s core four assets contributed 269,100 BOE/d or 70 percent of total first quarter production of 383,400 BOE/d. Total liquids production averaged 130,800 barrels per day (bbls/d), an increase of eight percent from the same period last year. Natural gas production in the first quarter of 2016 averaged 1.5 billion cubic feet per day (Bcf/d). Encana is on track to meet or beat its 2016 guidance, announced on February 24, 2016.

Encana generated first quarter cash flow of $102 million or $0.12 per share, compared to $383 million or $0.45 per share in the fourth quarter of 2015. The decrease is largely attributable to sharp declines in oil and natural gas prices, lower realized hedging gains, reduced liquids volumes and a one-time restructuring charge of $31 million. The company recorded a first quarter operating loss of $130 million or $0.15 per share and a net loss of $379 million, which included after-tax, non-cash ceiling test impairments of $607 million, partially offset by an after-tax non-operating foreign exchange gain of $295 million.

Encana’s Risk Management Program

As at April 26, 2016, Encana has hedged approximately 75 percent of expected 2016 oil and condensate production and 85 percent of expected natural gas production.

The company has hedged approximately 75 percent of May to December 2016 oil and condensate production. This includes 55,000 bbls/d of May to December 2016 production hedged using WTI fixed price contracts at an average price of $55.61 per bbl. Encana also has approximately 22,000 bbls/d of July to December 2016 oil and condensate production hedged under three-way options. The WTI three-way options are a combination of a sold call, purchased put and a sold put with average prices of $62.99, $55.00 and $47.11 per bbl, respectively.

Encana has 10,000 bbls/d of expected Q1 2017 crude and condensate hedged using WTI fixed price contracts at an average price of $50.86 per bbl.

The company has hedged approximately 85 percent of May to December 2016 natural gas production. This includes 889 million cubic feet per day (MMcf/d) of May to December 2016 production hedged using NYMEX fixed price contracts at an average price of $2.67 per thousand cubic feet (Mcf). Encana has also executed 335 MMcf/d of May to December 2016 NYMEX hedges as costless collars. These costless collars combine a purchased put and sold call with average strike prices of $2.22 per Mcf and $2.46 per Mcf, respectively. The company participates in price movements between the put and call levels, while achieving a firm price floor as protection against weak prices.

Encana has approximately 300 MMcf/d of expected 2017 natural gas production hedged under three-way options. The NYMEX three-way options are a combination of a sold call, purchased put and a sold put with average prices of $3.07, $2.75 and $2.27 per Mcf, respectively. Encana also has approximately 350 MMcf/d of NYMEX fixed price contracts for Q1 2017 at an average price of $3.07 per Mcf.

Dividend Declared

On May 2, 2016, the Board declared a dividend of $0.015 per share payable on June 30, 2016 to common shareholders of record as of June 15, 2016.

Encana Corporation

First Quarter Highlights

Financial Summary
(for the period ended March 31) ($ millions, except per share amounts)	Q1 2016		Q1 2015
Cash flow[1]	102		495
Per share diluted	0.12		0.65
Operating earnings (loss)[1]	(130)		19
Per share diluted	(0.15)		0.03
Earnings Reconciliation Summary

Net earnings (loss)

After-tax (addition) deduction:

Unrealized hedging gain (loss)

Impairments

Restructuring charges[2]

Non-operating foreign exchange gain (loss)

Gain (loss) on divestitures

Gain (loss) on debt retirement

Income tax adjustments

	(379 (35 (607 (22 295 - 65 55	) ) ) )	(1,707 (98 (1,222 (10 (508 10 - 102	) ) ) ) )
Operating earnings (loss)[1,2]	(130)		19
Per share diluted	(0.15)		0.03
[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.
[2]	In Q2 2015, organizational structure changes were formalized which resulted in a revision to the Q1 2015 operating earnings to exclude restructuring charges incurred in the first quarter.

Production Summary
(for the period ended March 31) (after royalties)	Q1 2016	Q1 2015	% Δ
Natural gas (MMcf/d)	1,516	1,857	(18)
Liquids (Mbbls/d)	130.8	120.7	8

First Quarter Natural Gas and Liquids Prices
	Q1 2016	Q1 2015
Natural gas
NYMEX ($/MMBtu)	2.09	2.98
Encana realized gas price[1] ($/Mcf)	2.18	4.78
Oil and NGLs ($/bbl)
WTI	33.45	48.64
Encana realized liquids price[1]	33.09	37.83
[1]	Realized prices include the impact of financial hedging.

A conference call and webcast to discuss the 2016 first quarter results will be held for the investment community today, May 3, 2016, at 7 a.m. MT (9 a.m. ET). To participate, please dial (866) 223-7781 (toll-free in North America) or (416) 340-2216 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 p.m. MT on May 3 until 11:59 p.m. MT on May 10, 2016 by dialing (800) 408-3053 or (905) 694-9451 and entering passcode 8482440.

The Annual Meeting of Shareholders will be held today, May 3, 2016, at BMO Centre, Palomino Room, 20 Roundup Way S.E., Calgary, Alberta, beginning at 10 a.m. MT (12 p.m. ET). Live audio webcasts of the first quarter conference call and the Annual Meeting of Shareholders, as well as presentation slides,

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will also be available on Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
•

Operating earnings (loss) is a non-GAAP measure defined as net earnings (loss) excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, gains/losses on debt retirement, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION - The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include: expectation of meeting or exceeding the targets in Encana’s 2016 corporate guidance; well performance and costs relative to peers and within plays; anticipated capital and cost efficiencies, including drilling and completion, operating and corporate costs; anticipated interest expense savings; expectation to continue to unlock potential in certain plays, including commodity expectations and operating performance compared to type curves; expectation to continue to reduce long-term debt; anticipated production; anticipated hedging and outcomes of risk management program, including amount of hedged production; the expectation to continue to strengthen Encana’s balance sheet; and anticipated dividends.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: assumptions contained in

Encana Corporation

Encana’s 2016 corporate guidance and in this news release; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; results from innovations; expectation that counterparties will fulfill their obligations under gathering, midstream and marketing agreements; access to transportation and processing facilities where Encana operates; effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: risks inherent to closing announced divestitures on a timely basis or at all and adjustments that may reduce the expected proceeds and value to Encana; commodity price volatility; timing and costs of well, facilities and pipeline construction; ability to secure adequate product transportation and potential pipeline curtailments; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; fluctuations in currency and interest rates; risk and effect of a downgrade in credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; variability and discretion of Encana’s Board to declare and pay dividends, if any; the ability to generate sufficient cash flow to meet Encana’s obligations; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; Encana’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; changes in or interpretation of royalty, tax, environmental, accounting and other laws; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this news release are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252	Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, Media Relations (403) 645-6553

SOURCE: Encana Corporation

Encana Corporation